UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K and Form 10-KSB  [_] Form 20-F   [_] Form 11-K
             [_] Form 10-Q  [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended: September 30, 2005
                      ------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


China BAK Battery, Inc.
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Full Name of Registrant

Medina Coffee, Inc.
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Former Name If Applicable

BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Lunggang District, Shenzhen, People's Republic of China 518119825
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Address of Principal Executive Office






PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or
     |         Form N-CSR or portion thereof will be filed on or before the 15th
     |         calendar day  following the  prescribed  due date; or the subject
     |         quarterly  report or  transition  report on Form 10-Q or  subject
     |         distribution  report on Form  10-D,  or portion  thereof  will be
     |         filed  on  or  before  the  fifth   calendar  day  following  the
     |         prescribed due date; and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     We were unable to file the annual report on Form 10-KSB for the year ended September 30, 2005, within the prescribed time period because all information required to be included in the Form 10-KSB is not currently available and the Form 10-KSB is still being reviewed. The Company expects to file the Form 10-KSB within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Robin Bradford                     214         659-4697
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No
     See Attachment 3
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     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             China BAK Battery, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 29, 2005          By: /s/ Yongbin Han
    -------------------            ---------------------------------------------
                                   Yongbin Han, Chief Financial Officer

                                  Attachment 3

         Revenues increased to $101.9 million for the fiscal year ended September 30, 2005 as compared to $63.7 million for the 2004 fiscal year, an increase of $38.2 million or 59.9%. Gross profit for the fiscal year ended September 30, 2005 was $25.7 million or 25.2% of revenues as compared to gross profit of $13.8 million or 21.7% of revenues for the prior fiscal year. Selling expenses increased to $4.0 million for the year ended September 30, 2005, as compared to $1.9 million for the 2004 fiscal year, an increase of $2.1 million or 114.3%. General and administrative expenses grew to $5.0 million for the fiscal year ended September 30, 2005 from $3.1 million for the prior fiscal year, an increase of $1.9 million or 60.0%. Research and development expenses increased to $542,000 for the fiscal year ended September 30, 2005 as compared to $329,000 for the prior fiscal year, an increase of $213,000 or 64.8%. Net income increased to $12.4 million for the fiscal year ended September 30, 2005 as compared to $6.7 million for the prior fiscal year, an increase of $5.6 million or 83.4%.